Exhibit F-3(a)



               [Letterhead of Ryan, Russell, Ogden & Seltzer LLP]


                                          January 14, 2000




Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

            Re:   SEC File No. 70-8409
                  --------------------

Ladies and Gentlemen:

            We refer to our opinion dated February 14, 1995, filed as Exhibit F-3 to the Declaration on form U-1 dated April 5, 1994 under the Public Utility Holding Company Act of 1935 (the "Act"), filed by Jersey Central Power & Light Company ("JCP&L"), Metropolitan Edison Company ("Met-Ed"), Pennsylvania Electric Company ("Penelec"), and GPU, Inc., ("GPU") (collectively, the "GPU Companies"), which has been docketed in SEC File No. 70-8409. (The Declaration, as so amended and post-effectively amended, is hereinafter referred to as the "Declaration".)

            The Declaration contemplated, among other things, the organization by GPU of GPU Generation, Inc. ("GENCO") as a new, wholly-owned subsidiary company, which would undertake responsibility, among other things, for the operation, maintenance and rehabilitation of all non-nuclear generation facilities owned and/or operated by the GPU Companies pursuant to an operating agreement between GENCO and the GPU Companies. The Declaration further contemplated that GENCO could also construct any new non-nuclear generation facilities which the GPU Companies would require in the future. The Declaration further contemplated that GPU would acquire for cash all of the 2,500 authorized shares of GENCO's common stock, par value $20 per share, for a price of $20 per share or an aggregate consideration of $50,000 and would also be authorized to make open account advances to GENCO from time to time up to an amount outstanding at any time of not more than $1 million. The Declaration further contemplated, among other things, the performance by GENCO of services for exempt wholesale generators and foreign utility companies, as defined in sections 32 and 33 of the Act.

            In addition to the matters recited in our aforesaid opinion, dated February 14, 1995, we have examined signed copies of the Commission's Orders dated January 26, 1996 and July 22, 1997, permitting the Declaration, as then amended, to become effective.




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Securities and Exchange Commission
January 14, 2000
Page 2

            In addition, we have examined a copy of the Certificate Pursuant to Rule 24 of Completion of Transactions, dated this date, with which this opinion is being filed as an exhibit, certifying as to the completion of the transactions contemplated by the Declaration. We have also examined such other instruments, agreements and other documents and made such further investigation as we have deemed necessary as a basis for this opinion.

            We have been Pennsylvania counsel to the GPU Companies for many years. We are members of the Bar of the Commonwealth of Pennsylvania and do not purport to be experts on the laws of any other jurisdiction.

           Based upon the foregoing, we are of the opinion that,

                 (a) all Pennsylvania laws applicable to the proposed transactions have been complied with;

                 (b) the consummation of the transactions proposed in the Declaration did not violate the legal rights of the holders of any securities issued by GPU or any "associate company" thereof, as defined in the Act.

            We hereby consent to the filing of this opinion as an exhibit to the aforesaid Certificate Pursuant to Rule 24 and in any proceedings before the Commission that may be held in connection therewith.

                                Very truly yours,


                                RYAN, RUSSELL, OGDEN & SELTZER LLP